Filed by Callaway Golf Company

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Callaway Golf Company

(Subject Company Commission File No.: 001-10962)

This filing relates to the proposed merger involving Callaway Golf Company, a Delaware corporation (“Callaway”), 51 Steps, Inc., a Delaware corporation (“Merger Sub”) and Topgolf International, Inc., a Delaware corporation (“Topgolf”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 27, 2020, by and among Callaway, Merger Sub and Topgolf.

The following communication is is an article published on golfdigest.com containing an interview with Oliver (Chip) Brewer III, President and Chief Executive Officer of Callaway published on November 2, 2020.

Callaway CEO Chip Brewer on Topgolf merger: ‘This is just good for golf’

Golf Digest

2 November 2020

By Mike Stachura

https://www.golfdigest.com/story/callaway-ceo-chip-brewer-on-topgolf-merger-this-is-just-good-for-golf

To show how dramatically 2020 flipped for the golf equipment business, all you have to do is consider Callaway Golf. In April, the company was quickly searching for emergency capital and its CEO, Chip Brewer, had announced he was forgoing his salary in the wake of the COVID-19 outbreak. Barely six months later, the equipment maker’s pace of recovery was exceeding expectations, golf emerging as a safe, socially distant activity during the pandemic and participation numbers surging.

Last week, Brewer orchestrated one of the largest deals in golf business history with the announcement of Callaway’s $2 billion merger with Topgolf. Callaway, which already had a 14-percent stake in Topgolf and has been invested in the company since 2006, will combine with Topgolf in an all-stock transaction. The deal brings the premium golf brand and the driving range/entertainment venue under the Callaway portfolio, which also includes apparel/outdoor equipment brand Jack Wolfskin and apparel company Travis Mathew. Topgolf has 58 driving range/entertainment centers across the country, as well as the Toptracer Range business, which turns standard driving-range bays into digital learning and practice centers that enable users to play and compete on virtual golf courses.

Brewer spoke with Golf Digest about the merger and what to expect from Callaway and Topgolf moving forward.

Golf Digest: Not the year you might have predicted back in March and April, right?

Chip Brewer: We had no idea where it was headed. It was crazy. We were just worried about survival, and no clear path for that. But clearly golf has been a net benefactor in all this. I think when we look back, [this year’s participation surge] is going to increase the long-term growth rate of the game. Without commuting to work, you might have the ability to go play nine holes with the family—or, quite honestly, visit Topgolf—that you didn’t have before. And I don’t think that part will ever go back to where it was.

As for Topgolf, you two have been circling each other for a long time. Why was this the moment, as opposed to two years ago or five years from now?

Topgolf was on its way to becoming an independent public company at the beginning of the year. We were concentrating on doing our own thing, and both of us were going well. All of a sudden COVID happens, and everybody’s world is turned upside down. The IPO is off the table. We are in survival mode. But then the golf world comes roaring back. Our business is stronger than ever, and the tailwinds associated with it are pretty clear.

For Topgolf, they had to shut down, but then they were able to open back up, and now they’re in a really attractive spot, too, because they have the trends of golf and the trends of people wanting to have safe social connections. Both of these businesses are really well-positioned for the trends and reality of a COVID world and a post-COVID world.

Are these two different audiences, or does Topgolf strongly feed the traditional game, too?

What excites me about it is it really makes our total addressable market so large. It really is just a math equation that gets really exciting from a business perspective and a synergy perspective.

There are 24 million people in the U.S. that play golf according to the National Golf Foundation. A lot of those people play one time a year so are they Callaway’s addressable market? Well, maybe, but are they going to buy a $1,000 set of irons or a $500 driver? Unlikely. [But] if you can digitize this driving range and make it more fun, you can connect with a player who’s working on his game, track all his shots and know exactly what he’s working on. Callaway then has access to that golfer’s data and can immediately and directly connect with that golfer. I think with the input and reach of Callaway Golf, we’re going to be able to grow that faster and use all that data.

What specific things might we see between the two businesses going forward?

Now that we’re merging these companies, I’m clearly going to tell my marketing team, ‘Help Topgolf out.’ I want to see Topgolf occasionally on the sides of hats. I want to see it on tour. I want to see it in our marketing, in our consumer reach. I want to see it with partners. I want to see us drive same venue sales, visits into Topgolf. It’s in our best interest to do that. They will drive us, and we will drive them. Both sides will grow.

What does this union say about the game as a whole? And given the huge participation numbers we’ve seen this year, where does Topgolf go from here? Couldn’t it be said that a lot of those non-golfers who might have gone to Topgolf in the past actually went out and played golf this year?

Candidly, I think this is just good for golf. You have to have access to golf somewhere to get into the game, and Topgolf is that access point. The fact is you don’t have caddies anymore. Way back, caddieing was the way to get into the game. Now, it’s Topgolf. It’s fun, the reach is broad and it’s going to get bigger. It really creates a kind of flywheel effect, where it’s creating new golfers and then you can get them even more interested and move them further down the path of becoming more avid because they go to a Toptracer Range. The fact that it’s good for golf makes me happy, as well. I don’t have the luxury of doing it just because it’s good for golf, but you know that’s important to me.

No question there’s a different directional growth opportunity here. Golf’s problem of growth is that it’s always looked internally and that can only go so far. This is different, no?

It is working and the reason I believe it is, is you have to look at it more broadly. You know, it takes a long time to see that kind of growth in the data, and Topgolf had to get enough scale to have that kind of wide impact on the game. Topgolf to this point has been a regional play. I think it does fine in all the places it’s gone to, in all kinds of weather. It can be in Minneapolis, it can be everywhere. But they haven’t grown it to the point where it can have that kind of large-scale impact. It hasn’t penetrated a place like California yet. And if you want to move the needle, you have to be there. You have to get into New York. You have to get national. There’s 58 of them but there’s going to be plans for 200.

I imagine the fun part of this for you isn’t the way Callaway benefits, but how you can make Topgolf better, right?

Exactly. I really believe both businesses are better as a result of this merger. It’s just so clear to me, and I believe in it so fervently. It’s one of the more obvious scenarios where both companies are complementary and making each other better so clearly so quickly.

Additional Information and Where You Can Find It

Callaway Golf Company will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Callaway Golf Company that also constitutes a prospectus of Callaway Golf Company and a consent solicitation statement of Topgolf International, Inc. (the “proxy statement/prospectus/consent solicitation”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/ CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY GOLF COMPANY, TOPGOLF INTERNATIONAL, INC., THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus/consent solicitation when it is filed with the SEC. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction.

The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the proxy statement/prospectus/consent solicitation that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.